Exhibit 99.2

CHARTER OF THE

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE OF

THE BOARD OF DIRECTORS

OF

AVANTAIR, INC.

Statement of Policy

This Charter governs the operations of the Corporate Governance and Nominating Committee (the “Committee”) of the Board of Directors (the “Board”) of Avantair, Inc. (the “Company”). The Charter shall be reviewed and reassessed, at least annually, by the Committee and shall be approved by the Board.

The purpose of the Committee is to provide that the Board and its committees are appropriately constituted to meet their legal obligations to the stockholders and the Company. To this end, the Committee is responsible for (i) identifying and nominating individuals qualified to become Board and committee members, (ii) maintaining that the requisite number of Board members are independent and that all the members of the Audit Committee of the Board, the Compensation Committee of the Board and the Committee are independent as required, (iii) developing and recommending to the Board a set of corporate governance principles applicable to the Company and (iv) generally addressing corporate governance issues for the Board.

Membership

The Committee shall consist of no fewer than two (2) members, each of whom is an independent director of the Board, and shall be appointed by the Board in compliance with Section 3.10 of the Company’s by-laws (the “By-Laws”) at, or immediately following, the annual organizational meeting of the Board and shall serve until the later of the Board’s next annual organizational meeting or until his or her respective successor shall be duly elected and qualified. The Board shall also designate one of its members as the chairman of the Committee (the “Chairman”).

Each member of the Committee shall be “independent” within the meaning of the applicable listing rules of The NASDAQ Stock Market, as amended from time to time (“NASDAQ”). The composition and responsibilities of the Committee also shall be consistent with the rules, regulations and guidance of the Securities and Exchange Commission, as amended from time to time.

Meetings

The Committee shall meet at least two (2) times per year and shall hold any additional meetings as may be called by the Chairman of the Board or the Chief Executive Officer of the Company. The Committee may meet via telephone conference calls with all Committee members or act by unanimous written consent of its members. A majority of the members of the Committee shall constitute a quorum for the transaction of business. The Committee shall act only upon approval of a majority of its members. The action of the Committee at a meeting at which a quorum is present shall be the act of the Committee. Senior members of the management of the Company or others may attend meetings of the Committee at the invitation of the Committee and shall provide pertinent information as necessary.

The Chairman shall set the agenda of each meeting and arrange for the distribution of the agenda, together with supporting material, to the members of the Committee prior to each meeting. The Committee shall keep a separate book of minutes of their proceedings and actions. The Chairman shall cause a draft of the minutes from each meeting to be prepared and circulated to the Committee to ensure an accurate final record, and the minutes shall be approved at a subsequent meeting of the Committee and shall be distributed periodically to the Board. The Committee shall report regularly to the Board as to its activities and make such recommendations and findings as it deems appropriate. The Committee may form one or more subcommittees, each of which shall take such actions as shall be delegated by the Committee.

Scope of Powers and Functions

The Committee shall have such powers and functions as may be assigned to it by the Board from time to time; however, such functions shall, at a minimum, include the following, as well as any functions as shall be required of nominating or corporate governance committees by NASDAQ:

1.	to develop and recommend qualification standards and other criteria for selecting new directors, identify individuals qualified to become Board members consistent with qualification standards and other criteria approved by the Board and recommend to the Board such individuals as nominees to the Board for its approval;

2.	to oversee evaluations of the Board, individual Board members and the Board committees;

3.	to review any candidate recommended by the stockholders of the Company in light of the Committee’s criteria for selection of new Board members. As part of this responsibility, the Committee shall be responsible for conducting, subject to, and within the parameters of, applicable law, any and all inquiries into the background and qualifications of any candidate for the Board and such candidate’s compliance with the independence and other qualification requirements established by the Committee;

4.	to establish the procedures by which such stockholder candidates will be considered by the Committee;

5.	to recommend to the Board the appointment, removal, rotation and reassignment of Board committee members;

6.	to establish guidelines for the Board in connection with the removal of members of the Board;

7.	to review and recommend to the Board the compensation of the members of the Board;

8.	to evaluate and make recommendations annually to the Board on the overall effectiveness of the Board. In discharging this responsibility, the Committee shall solicit comments from all members of the Board and report annually to the Board on the results of the evaluation. The review of the Board shall include review of the charter, bylaws, structure, size, composition, development, selection and process of the Board, its committees and their respective meetings;

9.	to review the desirability of term limits for directors and recommend to the Board policies in this regard from time to time;

10.	to monitor the Company’s compliance in the areas of corporate governance pursuant to NASDAQ and best practices, in order to report and identify and bring to the attention of the Board current and emerging corporate governance trends and issues that may affect regulatory integrity, the business operations, performance and public image of the Company;

11.	to establish director retirement policies;

12.	to have the sole authority and responsibility to engage or terminate any outside consultant with respect to the identification of candidates and nomination of members to the Board and to approve the terms of any such engagement and the fees of any such consultant. The Committee may also request that any other officer or other employee of the Company, the Company’s outside counsel or any other person meet with any members of, or consultants to, the Committee;

13.	to adopt policies designed to encourage the highest levels of corporate conduct by the Board, the Company and its officers, employees and agents;

14.	to oversee the Company’s compliance with ethics policies and consider matters of corporate governance;

15.	to consider questions of possible conflicts of interest involving Board members, senior officers and key employees;

16.	to review periodically the Company’s Code of Ethics for Senior Financial Officers and the Principal Executive Officer, Code of Ethics for Officers, Directors and Employees and any similar Company codes and policies, and, based on such periodic review, recommend changes to the Board as deemed appropriate; and

17.	to perform an annual self-evaluation performance appraisal.

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